IM Cannabis Acquires Israel's Largest Retail and Online Pharmacy Business from Panaxia, Creating a Vertically Integrated Global Platform for the IMC Brand

With Israel's Fast-Paced E-Commerce Adoption and Cannabis Market's High Growth Rate (Averaging 4 Percent1  per Month), Panaxia's Online Platform to Support Patient Base Expansion

Acquisition Broadens IMC's Patient Offering in Israel, Facilitates Stronger Direct Patient Relationships and Enables the Company to Grow its IMC Brand Awareness

Offers Additional Opportunity to Generate Revenue and Margin on Third-Party Products and is Synergistic with IMC's Premium and Super-Premium Canadian Indoor Production Portfolio

Adds Key Storage, Distribution and Delivery Capabilities, Plus Established Call Center to Support Growth as Israeli Market Prepares for Potential Adult-Use Recreational Cannabis Legalization

Toronto, Canada; Glil Yam, Israel; and Lod, Israel - April 30, 2021 - IM Cannabis Corp. ("IMC" or the "Company") (CSE: IMCC, NASDAQ: IMCC), a multi-country operator ("MCO") in the medical and adult-use recreational cannabis sectors with operations in Israel, Germany and Canada, announced today that its fully owned Israeli subsidiary, IMC Holdings Ltd., along with Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd., part of the Panaxia Labs Israel, Ltd. group of companies ("Panaxia") (TASE: PNAX), Israel's largest manufacturer of medical cannabis products, have signed a definitive agreement pursuant to which IMC will acquire Panaxia's trading house and in-house pharmacy activities. This agreement will combine its home-delivery services online pharmacy business operating under the name Panaxia to the Home and customer service center, along with certain distribution assets, and an option to purchase a pharmacy with licenses to sell medical cannabis to patients  from Panaxia for an aggregate purchase price of $7.2 million (the "Transaction"). Further details on the Transaction are described below.

Panaxia to the Home currently stocks the largest medical cannabis products selection in Israel, which it offers to patients across the country through an online platform with temperature-controlled home delivery. Panaxia to the Home also operates a customer service center for patient support, as well as a team of skilled pharmacists who specialize in providing targeted counseling to patients on how best to use medical cannabis products.

"Entering 2021, we told shareholders that it would be important for IMC to enter the retail market in Israel to fully integrate the global revenue and margin opportunity of its multi-country operating platform," said Oren Shuster, CEO of IMC. "The Transaction delivers on that strategic imperative, immediately making IMC one of the largest single retail medical cannabis providers in the country, allowing for ownership of the end patient relationship and the creation of synergies with its premium and super-premium production operations in Canada. In advancing toward a truly global, vertically integrated cannabis platform, IMC is positioned to demonstrate the full power of its business model in 2021 with a focus on building lasting shareholder value."

Transaction Details

The Transaction will close in two stages, with the option of a third stage. Upon the first closing, all online-related activities and intellectual property are transferred to the Company, including, but not limited to, the online sales platform for medical cannabis products, a CRM platform and use of a large storage facility to support the operations of Panaxia to the Home. The second closing, which is subject to Israeli Ministry of Health ("MOH") approval, is expected to occur before July 30, 2021, or upon receipt of MOH approval. Upon the second closing, Panaxia will transfer its IMC-GDP license for distribution of medical cannabis to the Company. The Transaction includes an option to acquire Panaxia's pharmacy, including licenses to dispense and sell to cannabis patients, which will become effective as of Feb. 15, 2022 .

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1 Israeli Ministry of Health Data publication, April 2021

The Transaction purchase price will be satisfied by a combination of $2.9 million in cash and $4.3 million in common shares of the Company ("Consideration Shares"). The Transaction's $2.9 million cash component will be paid in two installments: the first half upon the first closing, which is expected to occur within 10 business days of the definitive agreement signing, and the second half on May 20, 2021. IMC will issue the Consideration Shares to Panaxia in two installments: the first half will be paid by July 30, and the second half will be paid upon the second closing. If the second closing occurs prior to July 30, then full consideration will be completed by the second closing. The Consideration Shares component of the $4.3 million will be determined based on an issue price equal to the closing price of the Company's common shares on the Nasdaq Capital Markets immediately prior to the second closing.

* All figures are in $  CAD

About IM Cannabis Corp.

IMC is an MCO in the medical and adult-use recreational cannabis sector, headquartered in Israel and with operations In Israel, Germany and Canada. Over the past decade, the Company believes that the IMC brand has become synonymous with quality and consistency in the Israeli medical cannabis market. The Company has also expanded its business to offer intellectual property-related services to the medical cannabis industry.

In Europe, IMC operates through Adjupharm, a German-based subsidiary and EU GMP-certified medical cannabis processor and distributor. IMC's European presence is augmented by strategic alliances with various pan-European EU-GMP cultivators and distributors to capitalize on the increased demand for medical cannabis products in Europe and bring the IMC brand and its product portfolio to European patients.

In Canada, IMC operates through Trichome JWC Acquisition Corp. ("JWC"). JWC is a licensed producer located in Kitchener, Ontario, selling cannabis flower, pre-rolls, hash and kief in the Canadian recreational cannabis market under the JWC and Wagners brands. JWC operates with high standards for providing clean, consistent, aeroponically-grown premium cannabis products to medical patients and the adult-use market throughout Canada and the world. On March 31, 2021, IMC entered into a definitive agreement to acquire MYM Nutraceuticals Inc. ("MYM") and its licensed producer subsidiary, Highland Grow Inc. This Transaction, if completed, will reinforce IMC's goal of being a leading global premium cannabis producer and purveyor.

About Panaxia

Panaxia is a publicly traded company on the Tel Aviv Stock Exchange (TASE: PNAX). It is the largest Israeli manufacturer of medical cannabis products and the first company to receive approval from the Israeli Ministry of Health for the manufacturing of medicinal cannabis-based pharmaceuticals (under the IMC-GMP directive). The company also has the EU-GMP standard certification required for commercial production and the export of medical cannabis and its products to Europe, as well as regulatory permits required for export and marketing in Germany, France and Cyprus. The company manufactures over 30 medicinal products and has accumulated a broad foundation of clinical experience based on tens of thousands of patients.

Disclaimer for Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking information"). Forward-looking information are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the expected legalization of adult-use recreational cannabis in Israel, the global revenue and margin opportunities that the Company expects to leverage in the Israeli retail medical cannabis market, expected synergies in the premium and super-premium medical cannabis markets, the Company completing the acquisition of distribution assets from Panaxia in connection with the Transaction, the expected completion of the Transaction in partial closings and the expected timing of subsequent closings, including the Company's receipt of MOH approval in connection with the acquisition of Israeli cannabis licenses, Panaxia's pharmacy license becoming effective at the end of 2021 and the Company's exercise of its option to acquire such pharmacy license, the anticipated development of a vertically integrated global platform upon completion of the Transaction, the expected completion of the Company's transaction with MYM (the "MYM Transaction") and timing thereof, including the receipt of necessary shareholder, court and regulatory approvals and timing thereof, the Company's goals following a successful acquisition of MYM, the Company's future ability to build lasting shareholder value, and the business and strategic plans of the Company.

Developing forward-looking information involves reliance on several assumptions and considerations of certain risks and uncertainties, some of which are specific to IMC and others that apply to the industry generally. Such assumptions include, but are not limited to, the ability of the Company to execute its business plan prior to and following the completion of the MYM Transaction; the continued growth of the medical and recreational cannabis markets in Israel, Canada, Germany and elsewhere in Europe; IMC maintaining "de facto" control over Focus Medical Herbs Ltd. ("Focus Medical") in accordance with IFRS 10; Focus Medical maintaining its existing Israeli cultivation license and other business permits in the State of Israel; the continuing strength and appeal of the IMC brand; future opportunistic acquisitions becoming available to the Company in the North American cannabis market and the expected legalization of adult-use recreational cannabis in Israel.

The risk factors and uncertainties that could cause actual results to differ materially from the anticipated results or expectations expressed in this press release, include, without limitation: the ability of the Company and Panaxia to complete subsequent closings of the Transaction in a timely manner or at all; the receipt of requisite regulatory approvals to complete subsequent closings of the Transaction; the ability of the Company to integrate the Panaxia business into its existing operations and to realize the expected benefits and synergies of the Transaction;; the ability of IMC and MYM to satisfy, in a timely manner, the other conditions to the closing of the MYM Transaction; the ability to complete the MYM Transaction on the terms contemplated by the relevant arrangement agreement and other agreements related to the MYM Transaction, including the support agreements, or at all; the ability of the Company, following the completion of the MYM Transaction, to realize the anticipated benefits of the MYM Transaction and the timing thereof; the consequences of not completing the MYM Transaction in a timely manner or at all, including the volatility of the share prices of IMC and MYM, negative reactions from the investment community and the required payment of certain costs related to the MYM Transaction; actions taken by government entities or others seeking to prevent or alter the terms of the MYM Transaction; potential undisclosed liabilities unidentified during the due diligence process with respect to the MYM Transaction; the interpretation of the MYM Transaction by tax authorities; the focus of management's time and attention on the MYM Transaction and other disruptions arising from the MYM Transaction; the Company's inability to capture the benefits associated with its acquisition of Trichome Financial Inc. ("Trichome"); risks related to Trichome's lending operations; a resurgence in cases of COVID-19, which has occurred in certain locations and the possibility of which in other locations remains high and creates ongoing uncertainty that could result in restrictions to contain the virus being re-imposed or imposed on a more strict basis, including restrictions on movement and businesses; the extent to which COVID-19 impacts the global economy; the success of new COVID-19 workplace policies and the ability of people to return to workplaces; the Israeli government deciding to delay or abandon the legalization of adult-use recreational cannabis in Israel; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany and other foreign jurisdictions in which the Company intends to operate; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of adult-use recreational cannabis in Canada; engaging in activities considered illegal under United States federal law; risks of product liability and other safety-related liability as a result of usage of the Company's cannabis products; any failure of IMC to maintain "de facto" control over Focus Medical in accordance with IFRS 10; the Company and Focus Medical having to rely on third party cannabis producers to supply the Adjupharm and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Adjupharm and Focus Medical to deliver on their respective sales commitments; the risk that regulatory authorities in Israel may view IMC as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis cultivation license; any unexpected failure of Focus Medical to maintain any of its commercial facilities or land lease agreements; any unexpected failure of Adjupharm to renew its production, wholesale, narcotics handling or import/export licenses, permits, certificates or approvals; any unexpected failure of Focus Medical to renew its cultivation license with the Israeli Ministry of Health on similar or better terms; any failure to obtain the requisite business permits in the State of Israel; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; the Company's ability to maintain or improve the brand position of the IMC brand in relevant cannabis markets; political instability and conflict in the Middle East; adverse market conditions; the ability of the Company to access future financing if needed or on terms acceptable to the Company; the lack of merger and acquisition opportunities; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; crop failures; litigation; interest rate and currency fluctuations; increasing competition; industry consolidation; failure to meet the continued listing requirements of NASDAQ and the Canadian Securities Exchange; and loss of key management and/or employees.

Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking information. The forward-looking information contained herein is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CONTACTS:

Oren Shuster

CEO, IM Cannabis Corp.

+972-77-3603504

info@imcannabis.com

Caitlin Kasunich

Media Relations - U.S.

+1 212-896-1241

ckasunich@kcsa.com

Gal Wilder

Media Relations - Canada

+1 416-602-4092

gwilder@cohnwolfe.ca

Elizabeth Barker

Investor Relations

+1 212-896-1203

ebarker@kcsa.com